UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2009
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Second Notes Repurchase Agreement

Origin Agritech Limited (the “Company”) entered into a Second Notes Repurchase Agreement (the “Second Notes Repurchase Agreement”) on January 19, 2008 with Citadel Equity Fund Ltd. (“Citadel”) providing for the repurchase by the Company from Citadel of the remaining portion of the Company’s outstanding 1% Guaranteed Senior Secured Convertible Notes due 2012 (the “Notes”). The Company issued the Notes to Citadel in an aggregate principal amount of US$40 million under an indenture (the “Indenture”), dated July 25, 2007, among, inter alia, the Company, The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, and State Harvest Holdings Limited, a subsidiary of the Company, as the Guarantor. See Item 6.E. in the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2007. Pursuant to the Agreement, the Company will repurchase from Citadel the Notes in an aggregate principal amount of US$21.3 million for a total repurchase price of US$22.3 million payable in cash in two closings. At the first closing, the Company will repurchase US$4.7 million principal amount of the Notes for a repurchase price of US$5.0 million (the “First Closing Date”). At the second closing, the Company will repurchase the remaining US$16.6 million principal amount of the Notes for a repurchase price of US$104,000 for each principal amount of US$100,000 of such Notes on a date to be mutually agreed upon by the Company and Citadel but not later than December 31, 2009 (the “Second Closing Date”). Citadel will also not be entitled to any interest payable on the repurchased Notes in respect of any record date prior to the First Closing Date or the Second Closing Date, as applicable. The repurchased Notes will be cancelled upon their repurchase on the First Closing Date and the Second Closing Date, as applicable. A copy of the Company’s press release announcing the Notes Repurchase Agreement is included in this Form 6-K as Exhibit 99.1.

In connection with the Notes repurchase, Citadel has agreed to eliminate conversion rights on the Notes.  Also in connection with the Notes repurchase agreement, the Company shall not be subject to, at the end of any fiscal quarter thereafter, the "Leverage Ratio” or “Consolidated Tangible Net Worth", as defined in the Indenture.  In the Agreement, Citadel has agreed to waive all defaults or events of default or their consequences, if any, on the part of the Company for failure to duly observe and perform this covenant through and including the December 31, 2008 fiscal quarter-end, provided that the waiver will terminate if the Company defaults on its obligations under the Agreement to complete the repurchases of the $18.7 million aggregate principal amount of the Notes. In addition, the Company and Citadel have agreed to eliminate their right to redeem the Notes upon a change of control.  Citadel has also agreed to eliminate their right for first refusal for any future securities or debt offerings with respect to the Company. Citadel has maintained certain incurrence covenants, including but not limited to, the debt covenant, which restricts the amount and type of debt the Company will be allowed borrow until the termination of the Notes.  In addition Citadel has also maintained an affiliate transaction covenant, the asset sale covenant, and the lien covenant, which also restrict certain transactions available to the Company until termination of the Notes.  Included in the amended debt covenant is a carve-out clause for the company operational working capital which is limited to USD$30 million.

A copy of the Indenture is filed as Exhibit 2.2 to the Company’s Annual Report on Form 20-F for its fiscal year ended September 30, 2007 filed with the Securities and Exchange Commission on February 27, 2008, and a copy of the Notes Repurchase Agreement is included as Exhibit 99.2 to this Form 6-K.

 Forward Looking Statements

 This Form 6-K contains forward-looking statements. All forward-looking statements included in this Form 6-K are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

	By:	/s/ Liang Yuan
	Name:	Liang Yuan
	Title:	Chief Executive Officer

Date: February 12, 2009

EXHIBIT

Exhibit Number	Description

99.1	Press release regarding Second Notes Purchase Agreement
99.2	Second Note Purchase Agreement